MultiMetaVerse Holdings Limited

Room 7033, 7/F, No. 785 Hutai Road

Jingan District, Shanghai

China

June 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Aliya Ishmukhamedova

Re:	MultiMetaVerse Holdings Ltd.

Registration Statement on Form F-3

File No. 333-280296

Dear Ms. Ishmukhamedova:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the registrant, MultiMetaVerse Holdings Ltd. hereby requests acceleration of effectiveness of the above-referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Thursday, June 27, 2024, or as soon as practicable thereafter.

Very truly yours,

MultiMetaVerse Holdings Ltd.

By:	/s/ Yao Chen
Name:	Yao Chen
Title:	Chief Financial Officer